VIA EDGAR	October 19, 2006

Re:	Premium Standard Farms, Inc. Preliminary Proxy Materials Smithfield Foods, Inc. Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Premium Standard Farms, Inc., a Delaware corporation (“PSF”), and Smithfield Foods, Inc., a Virginia corporation (“Smithfield”), we hereby submit for filing by direct electronic transmission a registration statement on Form S-4 with respect to registration under the Securities Act of 1933, as amended (the “Securities Act”), of common stock, $0.50 par value, of Smithfield, including associated preferred stock purchase rights, issuable in the proposed merger (the “Merger”) of KC2 Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Smithfield, with and into PSF, and preliminary proxy materials which will be sent to stockholders of PSF in connection with its special meeting at which PSF shareholders will be asked to vote upon a proposal to adopt the merger agreement relating to the Merger.

The $60,360 filing fee, calculated pursuant to Rule 457(f) under the Securities Act, has been transmitted by wire transfer of immediately available funds to Smithfield’s account with the Securities and Exchange Commission.

If you have any questions with respect to the foregoing, please contact Maripat Alpuche (212-455-3971) of Simpson Thacher & Bartlett LLP, counsel to Smithfield, or John Sabl (312-853-7437) of Sidley Austin LLP, counsel to PSF.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP

SIDLEY AUSTIN LLP